Astrotech Corporation

201 W. 5th Street, Suite 1275

Austin, Texas  78701

1.512.485.9530

fax:  1.512.485.9531

www.astrotech.com

August 8, 2018

VIA EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re: Astrotech Corporation

Amendment No. 1 to

Registration Statement on Form S-3

Filed July 3, 2018

File No. 333-226060

Ladies and Gentlemen:

On behalf of Astrotech Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy the Registration Statement on Form S-3 filed on July 3, 2018 (the “Registration Statement”).

This letter is being filed in response to the Securities and Exchange Commission’s (“SEC’s”) comments dated July 26, 2018. In this letter, we have listed the SEC’s comments in italics and have followed each comment with the Company’s response.

General

1.

We note that you do not appear to be eligible to conduct a primary offering pursuant to General Instruction I.B.1 of Form S-3. Please advise whether you believe you are eligible to conduct a primary offering on Form S-3 pursuant to General Instruction I.B.1. To the extent you do not meet the public float requirement in General Instruction I.B.1, and instead intend to rely upon General Instruction I.B.6., please revise to include the information required by Instruction 7 to General Instruction I.B.6 on the prospectus cover page.

Response: We have revised the prospectus cover page to include the information required by Instruction 7 to General Instruction I.B.6 of Form S-3.

If you have any questions, please contact the undersigned at 512-485-9521.

/s/ Eric Stober
Eric Stober
Chief Financial Officer and Principal Accounting Officer